SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 032359309	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Esther Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 7 Pages

Explanatory Note

This Amendment No. 18 to Schedule 13D (“Amendment No. 18”) amends Amendment No. 17 to Schedule 13D (“Amendment No. 17”), which was filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2018 and amended Amendment No. 16 to Schedule 13D (“Amendment No. 16”), which was filed with the SEC on April 30, 2018 and amended Amendment No. 15 to Schedule 13D (“Amendment No.15”), which was filed with the SEC on March 1, 2018 and amended Amendment No. 14 to Schedule 13D (“Amendment No.14”), which was filed with the SEC on January 22, 2018 and amended Amendment No. 13 to Schedule 13D (“Amendment No. 13”), which was filed with the SEC on January 10, 2018 and amended Amendment No. 12 to Schedule 13D (“Amendment No. 12”), which was filed with the SEC on December 7, 2017 and amended and restated in its entirety the Schedule 13D and amendments thereto filed by Barry D. Zyskind, George Karfunkel, Leah Karfunkel and Esther Zyskind (collectively, the “Group”), with respect to the common stock, $0.01 par value per share (the “Shares”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 18 is being filed in connection with the completion on November 29, 2018 (the “Closing Date”) of the previously announced merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of March 1, 2018, as amended, supplemented or otherwise modified from time to time, by and among Evergreen Parent, L.P. (“Parent”), a Delaware limited partnership, Evergreen Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the Issuer.

On the Closing Date, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation. As a result of the Merger, the Issuer became a wholly-owned subsidiary of Parent and the Group no longer beneficially own any Shares.

The Schedule 13D and all amendments thereto, including with respect to Items 4, 5 and 6, are hereby amended by the foregoing.

CUSIP No. 032359309	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2018

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

/s/ Esther Zyskind
Esther Zyskind